UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras surpasses 2025 production targets

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Rio de Janeiro, January 15, 2026 –Petróleo Brasileiro S.A. – Petrobras announces that, in 2025, its oil production reached 2.40 million barrels of oil per day (bpd), exceeding the upper limit of the target (+4%) set in its 2025-2029 Business Plan by 0.5 percentage points. This result represents an 11% increase compared to 2024 production.

Total oil and natural gas production surpassed the upper limit of the target (+4%) by 2.8 percentage points, reaching 2.99 million barrels of oil equivalent per day (boed), representing an 11% increase compared to 2024 production. Commercial oil and natural gas production reached 2.62 million boed, exceeding the upper limit of the projected target (+4%) by 0.9 percentage points.

In addition to surpassing the established guidances, the oil production, commercial production, and total production figures broke historical annual records registered over more than 70 years of operations. The company also set new annual records in the pre-salt, with own total production of 2.45 million boed and operated production of 3.70 million boed. Production volume in the pre-salt accounts for 82% of Petrobras’ total production.

In 2025, two new platforms began operating in the Santos Basin pre-salt: the FPSO Almirante Tamandaré, located in the Búzios field, and the FPSO Alexandre de Gusmão, in the Mero field. The FPSO Marechal Duque de Caxias, in Mero, reached its production peak, and the FPSO Almirante Tamandaré set a new production record, reaching an average production of around 240 thousand bpd in November and December, becoming the highest-producing platform in Brazil.

Additionally, the ramp-up continued for the FPSOs Maria Quitéria, in the Jubarte field, and Anita Garibaldi and Anna Nery, in the Marlim and Voador fields. The significant increase in operational efficiency across all operational units was fundamental to surpassing the production targets.

Another highlight of the year was reaching 1 million barrels of oil per day of operated production in the Búzios field with only six platforms, demonstrating the high productivity of the wells in this field. The seventh platform, P-78, which began operations on December 31, will contribute to the continued growth trajectory of the company’s production.

These results are the result of the integrated efforts of Petrobras’ workforce to increase production while maintaining a total commitment to people, respect for the environment, preservation of operational safety, and asset reliability.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email : petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer